Exhibit 99.1

NewGen Announces Up to US$2 Million Share Repurchase Program

The decision to initiate the program signals NewGen’s unwavering confidence in its future growth and deeply undervalued share price

BANGKOK, Nov. 10, 2025 (GLOBE NEWSWIRE) -- NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a tech-forward, diversified, multi-jurisdictional high-growth entity transforming industries through innovative solutions across real estate development, digital asset management and reproductive health solutions, today announced that its Board of Directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to US$2 million of its outstanding Class A ordinary shares over the next 24 months (“Share Repurchase Program”). The Company plans to adopt and implement this Share Repurchase Program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The authorized repurchase amount represents more than 50% of NewGen’s current market capitalization, and this strategic move underscores management’s belief that the current market valuation does not reflect the intrinsic value of the business and its exciting growth trajectory.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “We remain confident in the fundamental strength of our business model and our strategic positioning for long-term growth. This share repurchase program is a direct message to our loyal shareholders: we are exceptionally confident in the future of NewGen, and we believe our stock is significantly undervalued. We have recently announced several major initiatives and commercial milestones that we believe will unlock substantial long-term value, and we are always striving towards the next big opportunity  . This repurchase program is a prudent use of our capital and a tangible demonstration of our commitment to enhancing shareholder returns. We are investing in ourselves because we see a clear path to significant growth and profitability.”

The Share Repurchase Program authorizes the Company to repurchase its shares from time to time through open market purchases, in privately negotiated transactions, or by other means in accordance with applicable securities laws. The timing and actual number of shares repurchased will depend on a variety of factors, including stock price, trading volume, general business and market conditions, and the requirements under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The repurchase program will be funded using the Company’s existing cash reserves.

The Share Repurchase Program does not obligate the Company to acquire any particular number of shares, and the share repurchase program may be modified, suspended or terminated at any time at the management’s discretion.

About NewGen

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional high-growth entity capitalizing on emerging opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through three strategic business divisions that leverage cutting-edge technology and innovative solutions to drive sustainable growth and high ROI for shareholders across multiple global markets. These include “NewGenProperty”, which operates lucrative real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital”, which serves as the Company’s digital asset and DeFi solutions arm; and “NewGenSup”, which focuses on health and longevity products and solutions. NewGen’s legacy business involves providing industry-leading IVF and assisted reproductive treatment services across Asia. With operations spanning multiple jurisdictions and a commitment to innovative, technology-enabled solutions, NewGenIVF Group is uniquely positioned to capitalize on the convergence of real estate, healthcare and digital asset opportunities in the evolving global economy.

To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Without limiting the generality of the foregoing, forward-looking statements in this press release include but are not limited to: statements related to our expectations regarding NIVF’s share repurchase program and the updated share repurchase program. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. A number of factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the following: the market conditions, share price, trading volume of the Company’s ordinary shares; the Company’s strategic decisions regarding use of capital; the Company’s working capital available for share repurchases; the Company’s ability to execute its business strategies; and other risks and uncertainties. Further information regarding these and other risks is included in NIVF’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIVF does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com